What's on the Menu?

04028574

MAY 19 2004

P.E. 12/31/03

ARLS

0

0

PROCESSED

MAY 19 2004

THOMSON FINANCIAL

3

Landry's

RESTAURANTS, INC.®



Saltgrass Steak House Dallas, TX

Chart House Dana Point, CA

Joe's Crab Shack Kemah, TX

The Crab House Lake Buena Vista, FL

hart House eehawken, NJ

Rainforest Cafe Downtown Disney® Marketplace, FL

Aquarium Kemah, TX

Landry's Seafood House Lake Buena Vista, FL

Willie G's Seafood & Steak House Houston, TX

Mexican Kemah, TX


Rainforest Cafe Anaheim, CA


Rainforest
CAFE
Rainforest Cafe Sawgrass Mills, FL


Kemah Boardwalk Kemah, TX


Grotto Houston, TX


Vic & Anthony's
Vic & Anthony's Houston, TX


CHUCK & HAROLD'S
Chuck & Harold's Palm Beach, FL


Charley's Crab Palm Beach, FL


Babin's
Babin's Woodlands, TX


INN AT THE BALLPARK
Inn at the Ballpark Houston, TX



Tilman J. Fertitta
Chairman of the Board,
President &
Chief Executive Officer

2003 HIGHLIGHTS

LANDRY'S AT A GLANCE

We celebrated our 10 year anniversary as a public company in 2003 and achieved milestones that once seemed insurmountable. While I had a deep-seated belief that we would be successful, I never imagined that within 10 short years, we would achieve the success that we have attained. A $10,000 investment in our Company in 1993 would have been worth approximately $42,867 at December 31, 2003. Our revenues topped over $1.1 billion in 2003, a far cry from the $34 million in revenues in 1993, and 2003 net income increased by a whopping 1100 percent from 1993.

The progress we have made in 2003 on the acquisitions completed in 2002 is extraordinary. Our development department completed major renovations and remodeling of nearly all of the Chart House and Muer restaurants, while our culinary team worked their magic in the kitchens re-engineering menus and training staff. Meanwhile, the Saltgrass team just kept doing what they do best, serving guests and pleasing customers.

Had we stopped there, 2003 would have been considered successful. However, because of the creative power and skills of the people who work here, we set the bar at new heights. We opened the Downtown Aquarium in Houston, Texas, a 6 acre entertainment complex featuring an aquarium, restaurants, amusement rides and the Shark Voyage – a train ride through a shark tank. We also opened a fire breathing Rainforest Cafe and River Adventure Ride in Galveston, Texas. In addition, our signature group of restaurants was launched, including a world-class steakhouse called Vic and Anthony's and an Italian masterpiece – Grotto's.

Our strong brands are the driving force behind our financial results. Joe's Crab Shack still continues to lead the way and contributed greatly to our success in 2003. Rainforest Cafe, our namesake concept - Landry's Seafood House, The Crab House, Saltgrass Steak House, Muer Restaurants and Chart House all chipped in to produce superior financial returns.

Landry's benefited from exceptional returns this past year because we successfully managed our business and increased customer satisfaction. For fiscal 2003, Landry's reported revenues of $1.1 billion, a 24 percent increase when compared with revenues of $894 million in 2002. Net income was $45.9 million for fiscal 2003 compared with net income of $41.5 million for fiscal 2002, an increase of 11 percent. As a result, our stock price at December 31, 2003 was $25.72, a 21 percent increase over the stock price at December 31, 2002.

We also kept a close guard over our balance sheet and managed our level of debt. We opportunistically fixed the rate on about half of our outstanding debt and renewed our existing line of credit. In addition to our revenues, total assets broke the billion dollar barrier in 2003. The resources at our disposal are tremendous.

We accomplished a lot last year, but I am confident that new challenges and much hard work lay ahead. Our management team is united and business is strong. We will continue to drive growth to deliver financial rewards to our shareholders. Nothing else will be acceptable.

Tilman J. Fertitta
Chairman of the Board, President
& Chief Executive Officer



FINANCIAL FEATURES

LANDRY'S AT A GLANCE

REVENUES

(in millions)


$1,105.8
$894.8
$746.6
03
02
01

UNITS

(#)


286*
267
191
03
02
01

NET EARNINGS

(in millions)


$45.9
$41.5
$26.9
03
02
01

BOOK VALUES

(per share)


$21.86
$20.42
$17.90
03
02
01

Year Ended December 31	2003	2002	2001
Revenues	**$ 1,105,755,057**	**$ 894,794,621**	**$ 746,642,287**
Operating income	$ 68,416,764	$ 64,286,619	$ 48,361,365
Income before taxes	$ 57,392,832	$ 60,176,254	$ 39,015,299
Net earnings	$ 45,901,054	$ 41,521,616	$ 26,919,569
Net earnings per common share *as reported (diluted)*	**$ 1.62**	$ 1.54	$ 1.19

December 31	2003	2002	2001
Total assets	**$ 1,102,785,506**	$ 933,015,079	$ 690,171,196
Short-term debt	**$ 1,963,189**	$ 1,783,427	$ –
Long-term debt	**$ 299,735,906**	$ 189,403,599	$ 175,000,000
Stockholders' equity	**$ 604,550,749**	$ 567,075,437	$ 393,670,623

**We own several limited menu restaurants, specialty growth projects including the Kemah Boardwalk and hotel properties which have been excluded from the numerical unit count due to lack of materiality.*

2003 MILESTONES

APPETIZING BITES

Strong leadership and diversified assets marked one more successful year for the Company



$ BILLION	$ MILLION	%	UNITS
Revenues topped $1 billion in 2003, a 24% increase over fiscal 2002.	Net earnings for the year were $45.9 million, up 11% over fiscal 2002.	Restaurant Level Profit rose 23% in 2003.	Landry's ended fiscal 2003 with 303* units and 25,000 employees in 36 states and 8 international locations.

More facts

• The Company successfully integrated three major brands (Charley's Crab, Chart House and Saltgrass Steak House), achieving a turnaround to positive sales trends through renovations, employee rewards, management operational improvements and menu modifications.

• Landry's seafood brands including Joe's Crab Shack, Landry's Seafood House, Crab House, Charley's Crab and Chart House accounted for 70 percent of the Company's revenues in fiscal 2003.

• Non-seafood enterprises including Rainforest Cafe, Saltgrass Steak House and the Company's Kemah Boardwalk and specialty growth projects provided 30 percent of fiscal 2003 revenues.

• Landry's core management team, many of whom have grown with the Company, are the backbone of a stable, dedicated culture.

• In the past five years, Landry's stock performance has significantly outpaced its industry competition.

• Landry's diversified assets include $400 million in owned property, including 85 prime waterfront locations. The Company's high profile locations include units at Disney sites, the MGM Las Vegas, Mall of America, Fisherman's Wharf and Downtown Chicago.

... several limited menu restaurants, specialty growth projects, hotels and retail shops

LOCATIONS

LANDRY'S AROUND THE U.S.

Great dining from coast to coast. Landry's ended fiscal 2003 with 286 full service units in 36 states







Toronto
Boston Area
(2 locations)
(3 locations)
(5 locations)
Norfolk
Myrtle Beach (5 locations)
Charleston
Savannah
Jacksonville
(2 locations)
Daytona Beach
Orlando Area (8 locations)
Melbourne
Palm Beach Area (3 locations)
Deerfield Beach
(3 locations)
Miami Area
(3 locations)
Tampa Area
(3 locations)
Ft. Myers
(2 locations)
Kemah
(7 locations)
(2 locations)
(3 locations)
McAllen
Malibu
(11 locations)
San Diego Area
(6 locations)

ALABAMA
Birmingham
Hoover
Huntsville

ARIZONA
Phoenix Area *(4 locations)*
Tucson

CALIFORNIA
Los Angeles Area *(11 locations)*
Malibu
Mammoth
Monterey
Sacramento *(2 locations)*
San Diego Area *(6 locations)*
San Francisco *(3 locations)*
Ventura

COLORADO
Colorado Springs *(2 locations)*
Denver Area *(6 locations)*

CONNECTICUT
West Hartford

DELAWARE
Wilmington

FLORIDA
Daytona Beach
Deerfield Beach
Destin Beach *(2 locations)*
Fort Lauderdale Area *(3 locations)*
Fort Myers
Jacksonville *(2 locations)*
Melbourne
Miami Area *(3 locations)*
Naples
Orlando Area *(8 locations)*
Palm Beach Area *(3 locations)*
Pensacola
Tampa Area *(3 locations)*

GEORGIA
Atlanta *(8 locations)*
Savannah

IDAHO
Boise

ILLINOIS
Chicago Area *(8 locations)*
Fairview Heights
Peoria

INDIANA
Ft. Wayne
Hobart
Indianapolis *(3 locations)*

KANSAS
Olathe
Overland Park

KENTUCKY
Bellevue
Lexington
Louisville

LOUISIANA
Baton Rouge
Lafayette
New Orleans *(2 locations)*

MARYLAND
Baltimore
Gaithersburg
Towson

MASSACHUSETTS
Boston Area *(2 locations)*

MICHIGAN
Ann Arbor *(2 locations)*
Detroit Area *(10 locations)*

MINNESOTA
Bloomington
Maple Grove
Roseville

MISSISSIPPI
Biloxi

MISSOURI
Branson
Independence
St. Louis
St. Peters

NEVADA
Lake Tahoe
Las Vegas *(5 locations)*

NEW JERSEY
Edison
Trenton *(3 locations)*
Weehawken

NEW MEXICO
Albuquerque

NEW YORK
Dobbs Ferry

NORTH CAROLINA
Asheville
Charlotte
Fayetteville

OHIO
Akron
Canton
Cleveland Area *(3 locations)*
Columbus *(2 locations)*
Dayton
Toledo

OKLAHOMA
Norman
Oklahoma City *(2 locations)*
Tulsa

OREGON
Portland

PENNSYLVANIA
Philadelphia
Pittsburgh *(2 locations)*

SOUTH CAROLINA
Charleston
Greenville
Hilton Head
Myrtle Beach *(5 locations)*

TENNESSEE
Memphis *(3 locations)*
Nashville *(3 locations)*

TEXAS
Amarillo
Austin Area *(5 locations)*
Beaumont
Corpus Christi *(3 locations)*
Dallas/ Ft. Worth *(26 locations)*
El Paso
Galveston
Houston *(45 locations)*
Kemah *(7 locations)*
Lubbock
McAllen
San Antonio *(7 locations)*

UTAH
Salt Lake City *(2 locations)*

VIRGINIA
Alexandria
Chesapeake
Fairfax
Fredericksburg
McLean
Norfolk
Sterling

WASHINGTON
Seattle
Vancouver


Fresh
LANDRY'S
HOUSTONS BEST
HAPPY HOUR
LANDRYS FAMOUS
LUNCH

LANDRY'S SEAFOOD

A HEARTY STARTER

Our flagship concept serves up stable sales, cash flow and growth opportunities

Now playing: One of America's great seafood restaurant brands. The first Landry's Seafood House opened in 1980, and its success quickly multiplied after expansion began in 1986. Today, with prime waterfront locations and other high profile sites in cities around the nation, Landry's is a hit from the moment customers walk through the inviting movie marquee-style entrances.

Inside, the ambiance is breezy but genteel Gulf Coast, circa 1940. Jazz plays softly. Ceiling fans spin overhead. It's the kind of place Hepburn and Tracy would have hung out, maybe split a dozen oysters and a drink before dinner and lingered after a dessert of Bananas Foster on the patio or dock outside.

One look at the menu, and it's clear Landry's isn't just the catch of the day. It's a classic. The exceptional, fresh seafood gets star billing, any way customers want it — red snapper, flounder, redfish, rainbow trout, salmon, tuna and mahi-mahi all with or without specialty toppings incorporating jumbo lump crab, shrimp, scallops and crawfish. And there's more: Bountiful seafood platters. Gulf shrimp, oysters and shellfish prepared a myriad of ways. Seafood-spiked gumbos, salads and pastas, plus beef and fowl to appeal to every palate. Landry's Famous Salad Bowl, which comes with every entrée, is tossed at the table. And it's served on ice-cold salad plates, a Gulf Coast tradition.

Even beyond the enticing menu, comfortable decor and family-friendly prices, nobody does seafood quite like Landry's. Our recipes are field-tested for months. Our chefs are quality control experts. Our waitstaff is warm, welcoming and well trained in every detail of the menu. Is it any wonder Landry's always opens with a splash and does brisk business from day one?



Landry's Seafood House Orlando, FL


SEAFOOD HOUSE

Landry's Seafood House
Tampa, FL


CRAB

Joes Crab Shack Sand Lot


EAT AT JOE'S
CRAB
SHACK
12910

JOE'S CRAB SHACK

A BRAND THAT GETS CRACKING

At 138 units and growing, Landry's hottest concept averages unit sales of about $3.0 million annually

Landry's added the original Joe's Crab Shack to its galley in 1994, and it has been growing like seaweed ever since. America's diners love everything on Joe's plate from the playful energy and sand-in-your-toes comfort, to the eclectic fish camp décor and affordable menu.

Joe's gets its beachy attitude from weather-beaten wooden decks, slamming screen doors, ceilings strung with party lights and fishnets, and walls hung with fluorescent beer signs and funny signage. Lively music keeps the good times hopping when the waiters aren't doing the Macarena on the tabletops. Many locations have Joe's Sand Lots where the kids can romp, too. It's a get-your-hands-messy kind of place, with recessed tin buckets at the center of each table for throwing cracked shells.

Joe's claws are cause for pause. You name it — stone, blue, king, dungeness or snow, we serve them up barbecued, garlicky or steamed on our famous platters. But, there's also plenty for those who aren't feeling crabby, including grilled and broiled seafood, salads and sandwiches as well as chicken and steaks. Frequent special promotions add value appeal. While portions are generous, the average customer check is $13-$15.

Joe's popularity and its amusing slogans — Peace Love and Crabs and Killer Seafood give the brand significant opportunities for marketing synergies. Souvenir products including t-shirts, koozies, caps and glasses are swift sellers near the front door.

Landry's may jokingly promote Joe's casualness, but its low investment costs and high margins are among the industry's best. To further enhance unit economics, the Company clusters locations for operational efficiencies. Continued growth — with mutual locations shared by Landry's Saltgrass Steak House units — is promising.



Rainforest Cafe Retail Store


Rainforest Cafe

RAINFOREST CAFE

A BEAST OF A FEAST

The unique theme brand's three domestic Disney locations alone heaped revenues of $73 million on Landry's plate in fiscal 2003

Landry's purchased the Rainforest Cafe chain in 2000, seeing excellent long-term growth opportunity in its unique brand of dining entertainment. The only restaurant concept at all three U.S. Disney locations as well as Disneyland Paris and Japan, Rainforest Cafe also puts Canada, Mexico and Europe on Landry's buffet.

There's nothing else quite as wild in the restaurant industry as Rainforest Cafe's state-of-the-art décor and animatronics. A life-sized gorilla pounds his chest in the bushes. A trumpeting elephant rears its head. Exotic birds sing and butterflies float under a lush canopy of banyan trees and flowering vines. Cool mists float through the air, amid sounds of far-off thunder and cascading waterfalls. Huge aquariums of tropical fish add a live element.

The menu is equally entertaining. Appetizers such as Leaping Lizard Lettuce Wraps and Coastal Calamari tempt the palate. So do entrées like Rasta Pasta, Jungle Chops and Congo Catfish. At the journey's end, there's a Sparkling Volcano — a mountain of rich chocolate brownie cake and ice cream topped with a lit sparkler. At the Magic Mushroom Bar, adventurers sip specialty drinks, smoothies and coffees on the backs of carved animals.

Just through the door, visitors hover over Wild Bunch attire and hundreds of private label souvenirs at the Rainforest Cafe Retail Village. Tracy the Talking Tree speaks up every 30 seconds with an earth-friendly message. The educational mission extends to free programs about threatened habitats and conservation efforts.

Rainforest Cafe achieved positive same-store sales in 2003. Landry's plans selective growth of the brand at highly desirable, theme-friendly locations, with a new unit opening on Atlantic City's Boardwalk slated for April, 2004.

The Crab House
Kemah, TX


CRAB HOUSE

Teresa Ingram, Karen Williams, Jazmine Correa. General Managers for **Capt. Crab's**



THE CRAB HOUSE

A SAVORY SENSATION

The Crab House's beautiful views look great on paper too


Jumbo
CRABS

The original Crab House restaurant opened in 1976 in Miami. Acquired in 1996, the brand's picturesque waterfront locations and Eastern seaboard ambiance are perfectly suited to Landry's good concepts in good locations philosophy. They also boost the Company's East Coast presence.

Sittin' on the dock of the bay or the patio — was never so pleasurable as it is at The Crab House's stellar locations in Florida, South Carolina, Virginia, New Jersey and Texas. Patrons are treated to views of the Manhattan skyline, a historic lighthouse in Jupiter, Florida and yachts parading out to Galveston Bay.

There's plenty to savor inside, too. The menu features quality seafood with an accent on crab and lobster. The Crab House's All You Can Eat Fresh Seafood & Salad Bar is justifiably famous, a cornucopia piled with freshly shucked oysters, cold steamed shrimp, crab and crawfish, marinated mussels, smoked salmon and an array of freshly-prepared salads, fruits and vegetables. The wine list is customer-friendly, with a fine assortment of vintages listed by flavor profile. Specialty drinks are also a draw for simply sitting back and watching the sunset.

The Crab House's signature façade is a unique beacon, recalling an Atlantic seaboard lighthouse. The décor is invitingly un-stuffy, bright with natural light, warm with varnished woods and accented with whimsical fish that dangle from the ceiling. The tables are covered with craft paper cloths, and the waitstaff encourages doodling by writing their names upside down and backwards as they introduce themselves.

Three limited menu Captain Crab's concepts extend the brand's appeal in Florida.






DOWNTOWN AQUARIUM


AQUARIUM
AN UNDERWATER DINING ADVENTURE

Aquarium Kemah, TX

Downtown Aquarium Houston, TX

AQUARIUM

A PLATE TO CELEBRATE

Landry's spectacular underwater dining adventure made a splash in fiscal 2003


DOWNTOWN AQUARIUM
AN UNDERWATER ADVENTURE
AQUARIUM
AN UNDERWATER DINING ADVENTURE

Shark Voyage at the Downtown Aquarium.

Downtown Aquarium
Houston, TX

Launched at Landry's Kemah Boardwalk complex in 1998, the Aquarium is a star concept in the Company's growing specialty division. The opening of Houston's six-acre Downtown Aquarium complex in 2003 and the acquisition of Denver's 17-acre, million-gallon Ocean Journey complex, soon to resurface as Downtown Aquarium Denver, give Landry's significant competitive market advantages for both entertainment and dining dollars. Aquarium Nashville is slated to open in 2004 at Opry Mills.

Downtown Aquarium, a major catalyst in the revitalization of Houston's central core, drew more than 300,000 visitors in 2003. In the breathtaking anchor restaurant, reticulated rays, majestic sawfish, shovel-nosed guitarfish and other fascinating creatures swim right by the tables — in a floor-to-ceiling, 150,000-gallon tank. (This gives new meaning to the idea of a restaurant as a dive.) In the adjacent public aquarium, hundreds of fascinating species live in a delightfully simulated Louisiana Swamp, a sunken ship, a rainforest river, a sunken temple and the Gulf of Mexico. It's an educational attraction, too: School tours swim through almost daily, and the hands-on Discovery Rig is like a wet petting zoo. Outside, magnificently carved dolphins and seahorses beckon riders to take a spin on the Aquatic Carousel. The Diving Bell Ferris Wheel offers amazing views of the skyline and a birds' eye view of the midway below. On the Shark Voyage, visitors ride a C.P. Huntington train through a tunnel tank, where they're face to face with live hunters of the deep. Adults can enjoy a cocktail at the Dive Lounge bar. And kids can get wet running through the dancing water fountain outside. An elegant ballroom for special events sits atop it all.


JOE'S











Joe's Boardwalk Beast **Kemah Boardwalk**, TX

KEMAH BOARDWALK

THE FRESHEST CATCH

More than 2 million visitors a year visit Landry's festive, 40-acre waterfront playground, making it one of Texas' top tourism draws – all owned and operated by Landry's

Developed in 1998 and still growing, the Kemah Boardwalk has rapidly evolved from a waterfront dining destination to one of the hottest attractions on Texas' tourism platter.

Just 20 miles from downtown Houston, the lushly-landscaped showplace overlooking Galveston Bay features restaurants, an amusement park, midway games, retail shops, a boutique hotel and a 400-slip marina — all owned and operated by Landry's.

It's not just a great place to eat, it's a showcase of some of Landry's hottest dining concepts. The boardwalk meanders past Joe's Crab Shack, Landry's Seafood House, Cadillac Authentic Mexican Restaurant, The Crab House, Aquarium — an underwater dining adventure, The Flying Dutchman and soon, Babin's Seafood House and Saltgrass Steak House.

Outside, the sound of an organ grinder draws families to the 65-foot Century Classic Ferris Wheel, a C.P. Huntington train, the swinging ship Pharaoh's Fury and other amusements. Those who want a wet but wild thrill can ride out to the bay on Joe's Boardwalk Beast, a 124 passenger speed boat. Kids love just running through the dancing water fountains at the Boardwalk's central plaza. Shoppers linger at an enticing mix of boutiques such as Kemah Outfitters, Christmas at Kemah and Blayne's Boardwalk Fashions and they can also grab a quick bite at several smaller eateries, The Coffee House and The Pizza Oven.

Sound like just too much fun to leave? You can check into the delightful Boardwalk Inn, where all the rooms overlook the action. In addition to the fine dining, a year-round calendar of special events, Rock the Dock, Wild West Days, The Jazz Festival and Boo on the Boardwalk keeps locals as well as out-of-towners coming back for more.


GAMES
TEST
FAMILY
WIN



Charley's Crab Fort Lauderdale, FL

Charley's Crab Palm Beach, FL

Charley's Crab Palm Beach, FL

CHARLEY'S CRAB

A FULL COURSE

These Restaurants served up a steady cash flow average of $600,000 per unit in 2003


charley's crab
charley's crab
charley's crab
CHALK HILL

Landry's has long excelled at bringing the operational benefits of a chain to groups of restaurants that feel more like independents. Its Muer Restaurant Group is a good example. A family-owned company founded in Detroit in 1964, the national string of upscale casual seafood establishments already had a solid reputation for fine food, service and entertainment when Landry's acquired it in 2002.

Muer Seafood Restaurants still operate in six states, primarily under the names Charley's Crab and Big Fish. And what a dining experience. The Grand Concourse is a 500-seat dazzler in the former Pittsburgh & Lake Erie Railroad Station, a splendid Edwardian-style terminal on the National Register of Historic Sites. On a similar track, the Gandy Dancer sits in Ann Arbor's majestically restored 1886 Michigan Central Railroad Depot.

Guests at Charley's Crab in Palm Beach view white sands and deep blue ocean, while in Fort Lauderdale they're docked right on the picturesque Intercoastal Waterway. Discerning diners don't just come for the scenery: the award-winning menu changes daily, and the vast wine selection is always a draw.

Big Fish Seafood Bistro ramps up the energy with a bold atmosphere, a creative, well-balanced menu (adjusted to regional tastes) and signature drinks. The name refers not to portions, but to the service attitude that prevails: every customer here (and at all other Landry's establishments) is a big fish. More upscale than Joe's Crab Shack but more casual than Charley's Crab, the ambiance evokes the watery deep.

Charley's Crab posted a $4 million unit sales average in 2003.

CHUCK & HAROLD'S A CAFE · GRAND CONCOURSE · charley's crab · GANDY DANCER · BIG FISH

Chart House Boston Waterfront, MA





CHART HOUSE
RESTAURANT

CHART HOUSE

A LANDMARK ENTREE

With restaurants in 12 states, Chart House averaged unit sales of $3.5 million in 2003



Chart House Lake Tahoe, NV



Chart House Miami, FL



The acquisition of Chart House in 2002 gave Landry's the largest collection of prime waterfront, high-volume restaurants in the nation. The Company significantly hoisted unit sales in 2003 after an extensive renovation program and menu upgrade, which brought more than $1 million in improvements to many of the units. Giving Chart House the Landry's touch enhanced our diner's experience as well as the historical appeal of each uniquely spirited location. Interiors were rejuvenated with new carpet, lighting, tables, chairs and artwork; lounge and bar areas were redesigned; and exteriors were refined.

Founded by two business-minded surfers in 1961, Chart House found its niche seven years later — when its fourth unit opened in the historic Coronado Boat House, a Victorian masterpiece on Glorietta Bay near San Diego. Soon, most Chart House meals were served with a side of history with units focused on such significant buildings as John Hancock's restored 18th century office on Boston's Long Wharf.

Chart House's delectable menu is also served with stunning, panoramic views that make the most of each local region's natural features: In Malibu, Monterey and Redondo Beach, California diners relax by the Pacific Ocean. In Miami and Daytona Beach, the Atlantic Ocean is outside the window. Philadelphia's ultra-modern unit overlooks the Delaware River. From New Jersey's Chart House, the Hudson River and the New York City skyline glisten. The Lake Tahoe unit sits cliff-side offering magnificent views.

Along with the physical renovations in 2003, the brand also benefited from a menu upgrade. The sophisticated new seafood offerings include a popular Crab, Avocado and Mango Stack appetizer, Snapper Hemingway, Shrimp Fresca and crab-crusted Dynamite Mahi Mahi. Chart House favorites such as Macadamia Crusted Mahi-Mahi, Prime Rib, Coconut Crunchy Shrimp and Hot Chocolate Lava Cake continue to delight diners as well.



Chart House Weehawken, NJ




SALTGRASS
STEAK HOUSE






SALTGRASS
STEAK HOUSE

SALTGRASS

SIZZLING FARE

Average unit revenues of $4.1 million annually and mutual location synergies make Saltgrass a meaty piece of the Landry's pie

Landry's strategic acquisition of the 27-unit Saltgrass Steak House in 2002 may be its hottest catch since purchasing the original Joe's Crab Shack in 1994. Saltgrass is one of the best-performing steakhouse concepts in the U.S., in a category that accounts for 13 of the top 50 growth chains.

The steakhouse concept doesn't just complement Landry's seafood portfolio. It gives the Company a great surf-and-turf combo. With its high unit volumes, casual energy and modest check average, Saltgrass has juicy co-development potential with the Joe's Crab Shack brand. As with the Joe's Crab Shack growth of past years, the Saltgrass concept accounts for a Texas-sized portion of Landry's 2004 expansion plans. New units will open nationwide, especially where there's potential for shared locations.

The Saltgrass décor is Texas to the Bone;™ a barn-like interior that almost begs to become a dance floor for two-steppin' to the C&W music. A big stone fireplace adds warmth in the winter. Tin ceiling accents add rustic charm. Memorabilia and murals recall the era when millions of longhorn cattle were driven south each winter to graze on the Texas Gulf Coast's salt grasses. The trail was known for the best beef in Texas. Trail riders headed to the Houston Livestock Show and Rodeo still bring their horses down the Saltgrass trail and along the way, they still pass the original Saltgrass Steak House.

The menu recaptures the flavor of the open campfire. Served up with legendary Texas and Landry's hospitality are char-grilled steaks that sizzle alone or with a choice of toppings. Ranch Hand Favorites include a classic Chicken Fried Steak and BBQ Baby Back Ribs. Hickory Chicken and El Paso Chicken satisfy those in a fowl mood, and shrimp is lassoed fried, grilled or coconut-battered. Saltgrass Combos stir up an appetite by offering a fun mix of entrées. And the Lone Starters sampler — which includes signature Range Rattlers (jumbo fried jalapenos stuffed with whole shrimp and jack cheese) feeds a crowd.


STEAK H

Landry's Signature GROUP





Vic & Anthony's
Steak House, Houston, TX





Willie G's
Houston, TX





Grotto Houston, TX





PESCE

Pesce, Houston, TX

SIGNATURE GROUP

PRIME DINING

Landry's platter of upscale dining concepts grew substantially in 2003 through development and acquisitions

Vic & Anthony's STEAKHOUSE · PESCE · Willie G's Oyster Bar Seafood & Steakhouse · La Griglia · Grotto · Brenner's Steakhouse

Landry's doesn't just excel at packaging casual concepts. The Company also knows the art of the power lunch or dinner, with six upscale concepts located primarily in our home market that cater to demanding customers who know a merlot from a pinot noir.

Vic & Anthony's, developed by Landry's and named for the father and cousin of the Company's CEO, is a world-class steakhouse. An overnight sensation with critics and celebrity patrons, it is ideally located near Minute Maid Park, Houston's George R. Brown Convention Center and Toyota Center. The elegant atmosphere features hand-crafted mahogany woodwork and plush leather furnishings. Beluga caviar and blue point oysters are among the appetizers. The steaks are USDA Prime grain-fed beef. The wine room holds more than 1,000 bottles. Three private rooms and a piano lounge and bar cater to business and social patrons.



Landry's also revitalized Brenner's Steakhouse — a Houston tradition since 1936 — collaborating with the original owner to recreate favorite dishes. Landry's acquisition philosophy is simple: We don't mess with what's working. The highly successful Grotto and La Griglia concepts need no tinkering. Grotto, where everything is homemade on the premises, takes diners as close as they can get to the Bay of Naples without a trip overseas. La Griglia (which means the grill) puts an Italian accent on seafood in a colorful, bustling atmosphere that makes it a daily power lunch spot for Houston's elite.

The award-winning Pesce restaurant, another prime acquisition, boasts a carefully crafted menu with flavors of the Mediterranean, Thailand, Spain, Vietnam, China, France and Louisiana Creole. Willie G's, one of Landry's original concepts, also joined the Signature Group.

MORE CONCEPTS

A PLEASING PALATE

Several 'Independent' units helped haul in Landry's catch in 2003



Peohe's San Diego, CA





Peohe's San Diego, CA

Cadillac Bar Houston, TX


CADILLAC
BAR.
1802

Landry's has one of the most exciting restaurant portfolios in the industry today. In addition to its major multi-unit concepts, the Company also owns and operates other units that swim along consistently as strong performers.

At Cadillac Bar, every meal is a fiesta. It starts with authentic Mexican food and world-famous margaritas. The music's lively, and shot girls serve tequila from Pancho Villa-style shoulder holsters. Everybody gets crazy and writes on the walls. It's a Texas institution.

On the water's edge at Coronado, California, Peohe's is a world apart. A breathtaking view of the San Diego skyline from either the charming dockside courtyard or the dramatic, tropical interior sets the mood for exceptional food and warm, friendly service. Accessible by land or water, Peohe's accommodates parties of up to 500. The first-rate menu includes a full array of sushi bar selections.

Fish Tales and Fisherman's Wharf complement Landry's other seafood units in Galveston, Texas. Fish Tales offers wholesome casual fare on the Seawall. Fisherman's Wharf offers views of the majestic sailing ship Elissa from its deck and dining rooms situated next to the island city's historic Strand District.

Babin's Seafood House, acquired with Saltgrass Steak House in 2002, is a concept with excellent growth potential. It serves quality seafood, steaks, chicken and pasta with a New Orleans flair.


PIER
22
Fisherman's Wharf
SEAFOOD GRILL

Fisherman's Wharf Galveston, TX


Inn at the BALLPARK
BOARDWALK INN
THE SAN LUIS RESORT
SPA & CONFERENCE CENTER
Hilton
Holiday Inn
THE EVENTS COMPANY
INN AT THE BALLPARK
Inn at the Ballpark Downtown Houston, TX

Inn at the Ballpark Houston, TX


San Luis Resort
Galveston Island, TX


Hilton
Galveston Island, TX


Boardwalk Inn
Kemah, TX

HOSPITALITY DIVISION

OFF THE MENU SPECIALS

Landry's hotel division has more than 1,000 rooms under ownership or management

Landry's is building excitement by organically extending its food service business into hotel ventures and special events management. True to our location-oriented philosophy, our hotels share property with other Landry's enterprises at high-traffic entertainment destinations.

The full-service luxury hotel Inn at the Ballpark, which opened in January 2004, is an overnight sensation. With lobby access to Vic & Anthony's Steakhouse, it's also a home run for sports fans (the Houston Astros' Minute Maid Park and Houston Rockets' Toyota Center are next door), business travelers to the George R. Brown Convention Center, and tourists visiting Downtown Aquarium or Houston's world-class Theater District. The hotel has 201 classically-appointed guest rooms and suites, plus state-of-the-art amenities including high-speed internet service, a conference room with wireless internet access and a fitness center.

The 52-room Boardwalk Inn is an airy seaside getaway, inviting from the moment guests enter the comfortable lobby with its wood-framed windows, brick floors and comfortable furniture. Nestled at the center of Landry's Kemah Boardwalk, it's designed so each room overlooks the festivities below. Landry's also operates Galveston's posh San Luis Resort and Galveston Island Hilton, both overlooking the Gulf of Mexico where the Company's new, 130,000-square foot Galveston Island Convention Center is under construction.

Famously attentive to details, Landry's added The Events Company to its plate in 2003 to help provide stellar service to customers at our banquet and meeting facilities. One of the nation's premier full-service event production firms, The Events Company has orchestrated galas, corporate events, weddings and other celebrations for some of the world's most discriminating clients.

OUR MANAGEMENT

LANDRY'S RESTAURANTS INC.



1 Steve Greenberg	**11** Toni Niece	**21** Larry Brown
2 Andy Alexander	**12** Barry Elkanick	**22** Paul Schultz
3 Rick Liem	**13** Keith Beitler	**23** Howard Cole
4 William Howell	**14** Kathy Ruiz	**24** James Kramer
5 Nydia Casas	**15** Brett Kellerman	**25** Terry Turney
6 Steve Riley	**16** Paul West	**26** Jeff Cantwell
7 Richard Ervin	**17** Richard Flowers	**27** Breck Templeton
8 Dana Berlin	**18** Joe Leahey	**28** Kelly Roberts
9 Dena Stagner	**19** Lisa Moore	**29** Brenda Henscey
10 Steven Scheinthal	**20** Jerre Sykes	**30** Don Rakoski
		31 Lori Kittle


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BOARD OF DIRECTORS

LANDRY'S RESTAURANTS INC.

sitting *(right to left)*
TILMAN J. FERTITTA
Chairman of the Board,
President & Chief Executive Officer

PAUL S. WEST
Executive Vice President
& Chief Financial Officer

standing *(right to left)*
STEVEN L. SCHEINTHAL
Executive Vice President,
General Counsel & Secretary

MICHAEL S. CHADWICK
Director

JOE MAX TAYLOR
Director

MICHAEL RICHMOND
Director



TABLE OF CONTENTS


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SELECTED FINANCIAL DATA

The following table contains selected consolidated financial data for each of the past five fiscal years. All numbers are in thousands, except per share data:

Year Ended December 31,	**2003**	**2002**	**2001**	**2000**	**1999**
Income Statement Data					
Revenues	**$1,105,755**	$894,795	$746,642	$520,980	$438,986
Operating costs and expenses:					
Cost of revenues	**321,783**	257,945	219,684	156,787	136,321
Restaurant labor	**323,284**	259,198	215,662	147,192	125,566
Other restaurant operating expenses	**269,948**	222,711	185,186	122,099	101,563
General and administrative expenses	**51,704**	43,384	38,004	26,652	21,354
Depreciation and amortization [1]	**48,825**	40,480	34,753	27,100	22,230
Asset impairment expense [1]	**13,144**	2,200	2,394	6,292	—
Restaurant pre-opening expenses	**8,650**	4,591	2,598	3,402	3,764
Store closings and charges [3]	—	—	—	2,000	2,945
Total operating costs and expenses	**1,037,338**	830,509	698,281	491,524	413,743
Operating income	**68,417**	64,286	48,361	29,456	25,243
Other (income) expense:					
Interest (income) expense, net	**9,561**	4,997	9,402	6,617	1,965
Other, net	**1,463**	(887)	(56)	887	(178)
Total other (income) expense	**11,024**	4,110	9,346	7,504	1,787
Income before taxes	**57,393**	60,176	39,015	21,952	23,456
Provision for income taxes	**11,492** [2]	18,654	12,095	7,302	8,080
Net income	**$45,901**	$41,522	$26,920	$14,650	$15,376
Earnings per share information:					
Basic:					
Net income	**$1.66**	$1.60	$1.24	$0.63	$0.58
Average number of common shares outstanding	**27,600**	25,900	21,750	23,400	26,675
Diluted:					
Net income	**$1.62**	$1.54	$1.19	$0.62	$0.57
Weighted average number of common shares and equivalents outstanding	**28,325**	26,900	22,535	23,600	27,025
Other Data					
EBITDA (Earnings before interest, taxes, depreciation and amortization)					
Total Operating Income	**$68,417**	$64,286	$48,361	$29,456	$25,243
Depreciation and amortization	**48,825**	40,480	34,753	27,100	22,230
Asset impairment expense	**13,144**	2,200	2,394	6,292	—
EBITDA	**$130,386**	$106,966	$85,508	$62,848	$47,473
Balance Sheet Data (At End of Period)					
Working capital (deficit)	**$(38,977)**	$(55,685)	$(6,017)	$(39,657)	$17,430
Total assets	**1,102,786**	933,015	690,171	663,875	496,726
Short-term notes payable and current portion of notes and other obligations	**$1,963**	1,783	—	60	93
Long-term notes and other obligations, noncurrent	**$299,736**	189,404	175,000	155,000	68,060
Stockholders' equity	**$604,551**	$567,075	$393,671	$364,553	$377,348

(1) In 2003, 2002, 2001 and 2000, we recorded asset impairment charges of $13.1 million ($9.1 million after tax), $2.2 million ($1.5 million after tax), $2.4 million ($1.6 million after tax) and $6.3 million ($4.3 million after tax), respectively, related to the adjustment to estimated fair value of certain restaurant properties and assets. The Company considers the asset impairment charges as additional depreciation and amortization, although shown as a separate line item in the consolidated income statements.

(2) In 2003, we recognized a $6.3 million income tax benefit for a reduction of the valuation allowance and deferred tax liabilities attributable to tax benefits deemed realizable and reduced accruals.

(3) In the second quarter of 2000, we recorded a $2.0 million special charge to expense merger costs for our initial failed offer to acquire Rainforest Cafe. We incurred $2.9 million in store closings and special charges during 1999, which comprised the net result of $3.7 million in transaction costs as the result of a terminated merger agreement with another company during the first quarter of 1999, and the reversal of an accrual (income) of $0.7 million related to favorable lease settlement terminations during the second quarter of 1999.

EBITDA is not generally accepted accounting principles ("GAAP") measurements and is presented solely as a supplemental disclosure because the Company believes that they are widely used measures of operating performance in the restaurant industry. EBITDA is not intended to be viewed as a source of liquidity or as a cash flow measure as used in the statement of cash flows. EBITDA is simply shown above as it is a commonly used non-GAAP valuation statistic.

FORWARD LOOKING STATEMENTS

In this report, we have made forward-looking statements. Our forward-looking statements are subject to risks and uncertainty, including without limitation, our ability to continue our expansion strategy, our ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. Forward-looking statements include statements regarding:

- future capital expenditures (including the amount and nature thereof);
- business strategy and measures to implement that strategy;
- competitive strengths;
- goals;
- expansion and growth of our business and operations;
- future commodity prices;
- availability of food products, materials and employees;
- consumer perceptions of food safety;
- changes in local, regional and national economic conditions;
- the effectiveness of our marketing efforts;
- changing demographics surrounding our restaurants;
- the effect of tax laws, and any changes therein;
- same store sales;
- earnings guidance;
- the seasonality of our business;
- weather acts of God;
- food, labor, fuel and utilities costs;
- plans;
- references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and
- other similar expressions.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We own and operate full-service, casual dining restaurants. As of December 31, 2003, we operated 286 restaurants. In addition to these units, there were several limited menu restaurants and other properties and two restaurants that were closed temporarily for renovation.

During 2003, we completed a series of relatively small acquistions, including: separate acquistions of several well-known individual upscale Houston restaurants; Ocean Journey (a 12 acre aquarium complex in Denver, Colorado); the Holiday Inn on the Beach in Galveston, Texas; and the Galveston Flagship Hotel (subject to an existing lease), for an aggregate cash purchase price of all such aquisitions of approximately $27.0 million, plus the assumption of $11.4 million of non-recourse long-term note payable. These aquisitions include certain future commitments as described in Note 7, in Notes to the Consolidated Financial Statements, Commitments and Contingencies in the paragraph titled "Building Commitments". The estimated cost of such future commitments are included in the Contractual Obligations table amounts under Other Long-Term Obligations, that is included within the discussion of Liquidity and Capital Resources.

In February 2002, we acquired 15 seafood restaurants located primarily in Michigan and Florida in connection with the acquisition of C.A. Muer, Inc., (the "Muer Acquisition"). In August 2002, we purchased 27 Chart House seafood restaurants, located primarily on the East and West Coasts of the United States. These acquisitions included plans for the redevelopment of ten additional lower profitability restaurants, which were also then acquired, into Joe's Crab Shack restaurants, and the sale or disposal of approximately six additional acquired, but non-strategic locations. In October 2002, we purchased 27 Texas-based Saltgrass Steak House restaurants.

The Specialty Growth Division is primarily engaged in operating complementary entertainment and hospitality activities, such as miscellaneous beverage carts and various kiosks, amusement rides and games and some associated limited room and service hotel and motel type properties, generally at locations in conjunction with our core restaurant operations. The total assets, revenues, and operating profits of these complementary "specialty" business activities are considered not material to the overall business (yet complementary nevertheless) and below the threshold of a separate reportable business segment under SFAS No. 131.

The Company is in the business of operating restaurants and the above-mentioned complementary activities. The Company does not engage in real estate operations other than those associated with the ownership and operation / management of its business. The Company owns a fee interest (own the land and building) in a number of properties underlying its businesses, but it does not engage in real estate sales or real estate management in any significant fashion or format. The Chief Executive Officer, who is responsible for the Company's operations, reviews and evaluates both core and non-core business activities and results, and determines financial and management resource allocations and investments for both business activities.

The restaurant industry is intensely competitive and is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as: traffic patterns, demographic considerations, marketing, weather conditions, and the type, number, and location of competing restaurants.

We have many well established competitors with greater financial resources, larger marketing and advertising budgets, and longer histories of operation than ours, including competitors already established in regions where we are planning to expand, as well as competitors planning to expand in the same regions. We face significant competition from mid-priced, full-service, casual dining restaurants offering or promoting seafood and other types and varieties of cuisine. Our competitors include national, regional, and local chains as well as local owner-operated restaurants. We also compete with other restaurants and retail establishments for restaurant sites. We intend to pursue an acquisition strategy.

Results of Operations

Restaurant Profitability

The following table sets forth the percentage relationship to total restaurant revenues of certain restaurant operating data for the periods indicated:

Year Ended December 31,	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of revenues	29.1	28.8	29.4
Restaurant labor	29.2	29.0	28.9
Other restaurant operating expenses	24.4	24.9	24.8
Restaurant level profit	17.3%	17.3%	16.9%

Year ended December 31, 2003 Compared to the Year ended December 31, 2002

Revenues increased $210,960,436, or 23.6%, from $894,794,621 to $1,105,755,057 for the year ended December 31, 2003, compared to the year ended December 31, 2002. The total increase/change in revenue is comprised of the following approximate amounts: 2003 restaurant openings – $81 million; 2002 acquistions incremental revenues for 2003 over 2002 partial year results – $139 million; restaurant closings decrease to 2003 revenues – $8 million; same store sales (locations open 2003 and 2002) – decrease $2 million. The total number of units open as of December 31, 2003 and 2002 were 286 and 267, respectively.

As a primary result of increased revenues, cost of revenues increased $63,838,636, or 24.7%, from $257,944,741 to $321,783,377 in the year ended December 31, 2003, compared to the same period in the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2003, increased to 29.1%, from 28.8% in 2002. The increase in cost of revenues as a percentage of revenues primarily reflects the higher cost of sales from the Saltgrass and other 2002 acquisitions, and higher product costs at the Company's seafood restaurants.

Restaurant labor expenses increased $64,086,435, or 24.7%, from $259,197,964 to $323,284,399 in the year ended December 31, 2003, compared to the same period in the prior year, principally as a result of increased revenues. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2003, increased to 29.2% from 29.0% in 2002, principally due to inefficiencies attributable to a comparatively large number of new unit openings during the 2003 period.

Other restaurant operating expenses increased $47,236,875, or 21.2%, from $222,710,506 to $269,947,381 in the year ended December 31, 2003, compared to the same period in the prior year, principally as a result of increased revenues. Such expenses decreased as a percentage of revenues to 24.4% in 2003 from 24.9% in 2002, as a primary result of lower rent expense from the acquired Saltgrass Steak House restaurants.

General and administrative expenses increased $8,320,301, or 19.2%, from $43,383,799 to $51,704,100 in the year ended December 31, 2003, compared to the same period in the prior year, and decreased as a percentage of revenues to 4.7% in 2003 from 4.8% in 2002. The dollar increase was a result of increased personnel and travel required to support our operations. Such expenses decreased as a percentage of revenues as a result of increased revenues from acquisitions and new restaurants thereby leveraging our corporate expenses.

Combined depreciation and amortization expense and asset impairment expense increased an aggregate of $19,288,838, or 45.2%, from an aggregate of $42,680,020 to $61,968,858 in the year ended December 31, 2003, compared to the same period in the prior year. The increase for 2003 was primarily due to the addition of new restaurants and equipment and restaurant acquisitions. Asset impairment expense of $13,100,000 relating to six underperforming and three closed restaurants was included in the 2003 amount, and $2,200,000 was included for 2002. Included in the 2003 amounts were four Landry's division, three Joe's Crab Shack, and two Crab House restaurants. The Company expects that asset impairment charges for 2004, if any, would be significantly less than amounts recorded in 2003.

The significant increase in impairment charges in fiscal 2003, resulted from 2003 sales declines in these restaurants, additional further deterioration in the specific restaurant's profitability, perceived 2003 deterioration of the market area and/or specific location, and management's 2003 downward revised outlook for further opportunity and/or improvement of forecasted sales and profitability trends for such specific property. Assets that were impaired are primarily leasehold improvements and to a lesser extent equipment. the following is a summary of related charges and expense:

Year Ended December 31,	2003	2002	2001
Asset Impairment	**$13,100,000**	$2,200,000	$2,394,000
Accrued Estimated Lease Termination Payments	**1,300,000**	—	—
Estimated Severance Costs	—	—	—
	$14,400,000	$2,200,000	$2,394,000

Restaurant pre-opening expenses were $8,650,178 for the year ended December 31, 2003, compared to $4,590,972 for the same period in the prior year. The increase for the 2003 period was attributable to an increase in units opened in 2003 as compared to 2002.

The increase in net interest expense in the year ended December 31, 2003, as compared to the prior year, is primarily due to our higher borrowings. Other expense for 2003 is primarily expenses related to abandoned development projects. Other expense (income) for 2002 includes additional income of $1,100,000 for a settlement from a vendor, and a gain of $875,000 on investment assets held for sale reduced by a loss of $1,500,000 on similar assets during the last six months of 2002.

Provision for income taxes decreased by $7,162,860 to $11,491,778 in the year ended December 31, 2003 from $18,654,638 in 2002 primarily due to changes in our pre-tax income offset by a $6,300,000 income tax benefit gained from a reduction of the valuation allowance and deferred tax liabilities attributable to tax benefits deemed realizable and reduced accruals. The previously established valuation allowance was reduced at December 31, 2003, due to the strong 2003 and future forecasted profitability of the Rainforest Café restaurants, 2003 completion of a successful transition from a tax-loss incurring stand-alone public company to a highly profitable and taxable income producing wholly-owned subsidiary of Landry's, coupled with the approaching end of specific recognition limitations on allowable deductions and tax assets and the 2003 resolution of certain tax issues, which caused management to believe that a portion of the deffered tax assets previously reserved would more likely than not be realized and accruals reduced. Additional future evalutions may provide, in subsequent periods, the additional reduction of the remaining disclosed valuation allowance.

Year ended December 31, 2002 Compared to the Year ended December 31, 2001

Revenues increased $148,152,334, or 19.8%, from $746,642,287 to $894,794,621 for the year ended December 31, 2002, compared to the year ended December 31, 2001. The increase in revenues was primarily attributable to revenues from new restaurant openings, a small same store sales increase for the Company's seafood restaurants, offset by a slight decline in Rainforest Cafe restaurant revenues, and the inclusion of 2002 revenues from the Muer (since February 2002), Chart House (since August 2002) and Saltgrass Steak House restaurants (since October 2002) acquisitions.

As a primary result of increased revenues, cost of revenues increased $38,261,051, or 17.4%, from $219,683,690 to $257,944,741 in the year ended December 31, 2002, compared to the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2002 decreased to 28.8% from 29.4% in 2001. The decrease in cost of revenues as a percentage of revenues primarily reflects menu changes and lower product costs in 2002 as compared to 2001, partially offset by the inclusion of Saltgrass Steak House restaurants (since October 2002) with higher than Company average cost of sales margins.

Restaurant labor expenses increased $43,535,944, or 20.2%, from $215,662,020 to $259,197,964 in the year ended December 31, 2002, compared to the prior year. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2002, increased to 29.0% from 28.9% in 2001, as a primary result of higher labor costs at the restaurants purchased in recent acquisitions, partially offset by increases in hourly labor productivity.

Other restaurant operating expenses increased $37,524,400, or 20.3%, from $185,186,106 to $222,710,506 in the year ended December 31, 2002, compared to the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 24.9% in 2002 from 24.8% in 2001, as a primary result of higher marketing and advertising expenses, partially offset by lower utility costs.

General and administrative expenses increased $5,380,311, or 14.2%, from $38,003,488 to $43,383,799 in the year ended December 31, 2002, compared to the prior year, and declined as a percentage of revenues to 4.8% in 2002 from 5.1% in 2001. The dollar increase resulted primarily from increased personnel to support our expanded operations. The decrease as a percentage of revenues is the primary result of increased leverage from higher revenues increasing more than expenses.

Combined depreciation and amortization expense and asset impairment expense increased an aggregate of $5,532,695, or 14.9%, from an aggregate of $37,147,325 to $42,680,020 in the year ended December 31, 2002, compared to the prior year. The dollar increase was primarily due to the addition of new restaurants and equipment and the restaurant acquisitions in 2002, and asset impairment charges of $2,200,000 in 2002, compared to $2,394,000 in 2001.

Restaurant pre-opening expenses were $4,590,972 for the year ended December 31, 2002, compared to $2,598,293 for the same period in the prior year. The increase for the 2002 period was attributable to an increase in units opened in 2002 as compared to 2001.

The decrease in net interest expense for the year ended December 31, 2002, as compared to the prior year, is substantially due to reduced borrowings as a result from repayments using proceeds of a secondary stock offering we completed in April 2002. Also, the average borrowing rate declined by approximately 1.3 percentage points between December 31, 2001 to December 31, 2002. The change in other expense (income), includes additional income of $1,100,000 from a settlement from a vendor and a gain of $875,000 on investment assets held for sale reduced by a loss of $1,500,000 on similar assets during the last six months of 2002.

Provision for income taxes increased by $6,558,908 to $18,654,638 in 2002 from $12,095,730 in 2001 primarily due to changes in our pre-tax income.

Liquidity and Capital Resources

During the year, the Company increased its total borrowing capacity to $350 million through the closing of two separate financing agreements, which allow for increased financing permitted under the existing agreements. The terms of these agreements are outlined below. With the financing we intend to continue our planned growth. We plan to fund 2004 capital expenditures and any additional restaurant or business acquisitions out of proceeds from existing cash balances, 2003 tax refunds aggregating $9 million, cash flow from operations and availability under our existing credit facilities. We expect to spend approximately $100.0 million on capital expenditures in 2004, on opening approximately 20 restaurants, refurbishments of existing restaurants and other projects. As a result of our tax loss carryforwards and deferred tax assets, including amounts attributable to the acquisition of Rainforest Cafe, we expect our cash flow from operations to be subject to reduced federal income tax payments for the foreseeable future, which will therefore provide additional cash flow for funding our business activities and debt service. As of January 30, 2004, the Company had approximately $38 million available under the existing credit facilities for expansion and working capital purposes.

In October 2003, the Company refinanced its bank credit facility by issuing long-term notes totaling $150.0 million through a private placement of debt (the "Senior Notes") and amending and extending the existing bank credit facility to a four-year $200.0 million revolving credit facility (the "Bank Credit Facility"). The Senior Notes mature in October 2009 through October 2013, and the Bank Credit Facility matures in October 2007. Interest on the Senior Notes is paid quarterly at an average rate of 5.95%. Interest on the Bank Credit Facility is payable monthly or quarterly at LIBOR or the bank's base rate plus a

Contractual Obligations (in thousands)	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Operating Leases	$44,927	$85,468	$72,038	$279,319
Long-Term Debt	1,963	4,013	4,510	169,213
Unconditional Purchase Obligations	37,509	7,946	3,745	1,771
Other Long-Term Obligations	2,222	4,444	11,788	15,000
Total Cash Obligations	$86,621	$101,871	$92,081	$465,303

Other Commercial Commitments (in thousands)	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Line of Credit	—	—	$122,000	—
Standby Letters of Credit	$10,084	—	—	—
Total Commercial Commitments	$10,084	—	$122,000	—

financing spread. The Company's financing spread under the Bank Credit Facility is presently 1.875% for LIBOR borrowings. The Senior Notes and Bank Credit Facility are secured by stock of subsidiaries, and governed by certain financial covenants, including maximum leverage ratio, maximum indebtedness, net worth, and fixed charge ratio tests. The Bank Credit Facility additionally provides for limitations on annual capital expenditures to prescribed amounts, maximum annual cash dividends and limitations on repurchases of common stock. The Bank Credit Facility also provides the ability to add an additional $25.0 million of capacity within the facility and other permitted indebtedness.

A wholly-owned subsidiary of ours assumed an $11.4 million 9.39% non-recourse, long-term note payable (due May 2010) in connection with an asset purchase in March 2003. Principal and interest payments under this note aggregate $102,000 monthly.

During the year ended December 31, 2003, the Company repurchased $8.4 million of common stock. In September 2003, the Company authorized an open market stock repurchase program for $60.0 million. The Company expects to make opportunistic repurchases of its common stock.

As of December 31, 2003, the Company had contractual obligations as described below. These obligations are expected to be funded primarily through cash flow from operations, working capital and additional financing sources in the normal course of business operations.

From time to time, we review opportunities for restaurant acquisitions and investments in the hospitality, entertainment, amusement, food service and facilities management and other industries. Our exercise of any such investment opportunity may impact our development plans and capital expenditures. We believe that adequate sources of capital are available to fund our business activities through December 31, 2004

As a primary result of establishing long-term borrowings, the Company will incur higher interest expense in the future. However, the Company has mitigated a portion of the higher immediate interest expense by entering into two fair value hedges aggregating notional amounts of $75.0 million, whereby the Company swapped higher fixed interest rates of the Senior Notes for floating interest rates equal to three (3)-month LIBOR plus 1.71%.

Since April 2000, we have paid an annual $0.10 per share dividend, declared and paid in quarterly amounts. The Company is currently reviewing its dividend policy to determine if the annual per share dividend will be increased in 2004.

Seasonality and Quarterly Results

Our business is seasonal in nature. Our reduced winter volumes cause revenues and, to a greater degree, operating profits to be lower in the first and fourth quarters than in other quarters. We have and continue to open restaurants in highly seasonal tourist markets. Joe's Crab Shack restaurants tend to experience even greater seasonality and sensitivity to weather than our other restaurant concepts. Periodically, our sales and profitability may be negatively affected by adverse weather. The timing of unit openings can and will affect quarterly results.

Critical Accounting Policies

Restaurant and other properties are reviewed on a property by property basis for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

We operate approximately 300 properties and periodically we expect to experience unanticipated individual unit deterioration in revenues and profitability, either on a short-term and occasionally longer-term situation. When such occurs and we evaluate that the associated assets are impaired, then we will record an asset impairment expense in the quarter such evaluation is made. Due to our average restaurant net investment cost, generally excluding the owned land component, of approximately $2 million, such amounts could be significant when and if they occur. However, such asset impairment expense is excluded from our credit covenant calculations, do not affect our financial liquidity, and are usually excluded from many valuation model calculations.

We follow the intrinsic value method of accounting for stock options, and as such do not record compensation expense related to amounts outstanding.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities" in January 2003. This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities. Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance its activities without additional subordinated financial support. FIN 46 requires a company to consolidate a variable interest entity if that company is obligated to absorb the majority of the entity's expected losses or entitled to receive the majority of the entity's residual returns, or both. The Company does not believe that FIN 46 will have a material impact on the Company's consolidated financial statements.

The FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" in December 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions were adopted for the three months ended March 31, 2003. Adoption of SFAS No. 148 did not materially impact our consolidated financial statements.

The FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" in November 2002. Interpretation No. 45 provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ended after December 15, 2002. The Company's adoption of Interpretation No. 45 in 2003 did not materially impact our consolidated financial statements.

The FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2001. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," and resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are generally to be applied prospectively. Adoption of SFAS No. 144, in 2002, did not materially impact our consolidated financial statements.

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in June 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 in 2002 did not materially impact our consolidated financial statements.

The FASB issued statement of Financial Accounting Standards (SFAS) No. 150 in May 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. The Company's adoption of SFAS No. 150 did not materially impact our consolidated financial statements.

Impact of Inflation

We do not believe that inflation has had a significant effect on our operations during the past several years. We believe we have historically been able to pass on increased costs through menu price increases, but there can be no assurance that we will be able to do so in the future. Future increases in restaurant labor costs, including expected future increases in federal minimum wages, land and construction costs could adversely affect our profitability and ability to expand.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Landry's Restaurants, Inc.:

We have audited the consolidated balance sheets of Landry's Restaurants, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Landry's Restaurants, Inc. and Subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations and whose report dated February 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landry's Restaurants, Inc. and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Houston, Texas
February 11, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Landry's Restaurants, Inc.:

We have audited the accompanying consolidated balance sheet of Landry's Restaurants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landry's Restaurants, Inc., and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Houston, Texas
February 4, 2002

Note: The report of Arthur Andersen LLP presented below is a copy of a previously issued Arthur Andersen LLP report and said report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report.

Year Ended December 31,	2003	2002
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	**$35,211,319**	$13,878,199
Accounts receivable—trade and other	**23,271,831**	19,910,006
Inventories	**47,772,298**	40,879,375
Deferred taxes	**6,858,350**	6,227,519
Other current assets	**7,490,383**	11,774,016
Total current assets	**120,604,181**	92,669,115
PROPERTY AND EQUIPMENT, net	**965,574,991**	830,930,131
GOODWILL	**7,527,547**	2,434,547
OTHER ASSETS, net	**9,078,787**	6,981,286
Total assets	**$1,102,785,506**	$933,015,079
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	**$82,894,048**	$71,748,874
Accrued liabilities	**74,512,641**	74,237,570
Income taxes payable	**211,131**	584,531
Current portion of long-term notes and other obligations	**1,963,189**	1,783,427
Total current liabilities	**159,581,009**	148,354,402
LONG-TERM NOTES, NET OF CURRENT PORTION	**299,735,906**	189,403,599
DEFERRED TAXES	**23,395,713**	11,540,594
OTHER LIABILITIES	**15,522,129**	16,641,047
Total liabilities	**498,234,757**	365,939,642
Commitments and Contingencies		
STOCKHOLDERS' EQUITY:		
Common Stock, $0.01 par value, 60,000,000 shares authorized, 27,653,852 and 27,771,479 issued and outstanding, respectively	**276,539**	277,715
Additional paid-in capital	**439,616,066**	441,338,043
Deferred Compensation	**(1,868,750)**	—
Retained earnings	**166,526,894**	125,459,679
Total stockholders' equity	**604,550,749**	567,075,437
Total liabilities and stockholders' equity	**$1,102,785,506**	$933,015,079

The accompanying notes are an integral part of these consolidated financial statements.

CONS… …ENTS OF

INCOME

Year Ended December 31,	**2003**	**2002**	**2001**
REVENUES	**$1,105,755,057**	$894,794,621	$746,642,287
Operating Costs and Expenses:			
Cost of revenues	**321,783,377**	257,944,741	219,683,690
Restaurant labor	**323,284,399**	259,197,964	215,662,020
Other restaurant operating expenses	**269,947,381**	222,710,506	185,186,106
General and administrative expenses	**51,704,100**	43,383,799	38,003,488
Depreciation and amortization	**48,824,493**	40,480,020	34,752,942
Asset Impairment expense	**13,144,365**	2,200,000	2,394,383
Restaurant pre-opening expenses	**8,650,178**	4,590,972	2,598,293
Total operating costs and expenses	**1,037,338,293**	830,508,002	698,280,922
OPERATING INCOME	**68,416,764**	64,286,619	48,361,365
Other Expense (Income):			
Interest expense, net	**9,561,482**	4,997,022	9,402,351
Other, net	**1,462,450**	(886,657)	(56,285)
	11,023,932	4,110,365	9,346,066
INCOME BEFORE INCOME TAXES	**57,392,832**	60,176,254	39,015,299
PROVISION FOR INCOME TAXES	**11,491,778**	18,654,638	12,095,730
NET INCOME	**$45,901,054**	$41,521,616	$26,919,569
Earnings per Share Information:			
BASIC			
Net income	**$1.66**	$1.60	$1.24
Average number of common shares outstanding	**27,600,000**	25,900,000	21,750,000
DILUTED			
Net income	**$1.62**	$1.54	$1.19
Average number of common and common share equivalents outstanding	**28,325,000**	26,900,000	22,535,000

The accompanying notes are an integral part of these consolidated financial statements.

CONS … ENTS OF

STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings	Total
BALANCE, January 1, 2001	21,498,352	$214,984	$301,225,712	$ —	$63,111,962	$364,552,658
Net income	—	—	—	—	26,919,569	26,919,569
Dividends paid	—	—	—	—	(2,167,959)	(2,167,959)
Purchase of common stock held for treasury	(3,506)	(35)	(64,797)	—	(11,572)	(76,404)
Exercise of stock options and tax benefit	501,523	5,015	4,437,744	—	—	4,442,759
BALANCE, December 31, 2001	21,996,369	219,964	305,598,659	—	87,852,000	393,670,623
Net income	—	—	—	—	41,521,616	41,521,616
Dividends paid	—	—	—	—	(2,500,387)	(2,500,387)
Issuance of common stock, net	5,297,500	52,975	132,524,341	—	—	132,577,316
Purchase of common stock held for treasury	(304,904)	(3,049)	(5,317,638)	—	(1,413,550)	(6,734,237)
Exercise of stock options and tax benefit	782,514	7,825	8,532,681	—	—	8,540,506
BALANCE, December 31, 2002	27,771,479	277,715	441,338,043	—	125,459,679	567,075,437
Net income	—	—	—	—	45,901,054	45,901,054
Dividends paid	—	—	—	—	(2,768,997)	(2,768,997)
Purchase of common stock held for treasury	(468,823)	(4,688)	(6,347,881)	—	(2,064,842)	(8,417,411)
Exercise of stock options and tax benefit	251,196	2,512	2,676,904	—	—	2,679,416
Issuance of restricted stock	100,000	1,000	1,949,000	(1,950,000)	—	—
Amortization of deferred compensation	—	—	—	81,250	—	81,250
BALANCE, December 31, 2003	27,653,852	$276,539	$439,616,066	$(1,868,750)	$166,526,894	$604,550,749

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF

CASH FLOWS

Year Ended December 31,	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	**$45,901,054**	$41,521,616	$26,919,569
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sales of assets	—	(154,957)	(565,822)
Depreciation and amortization	**48,824,493**	40,480,020	34,752,942
Asset impairment expense	**13,144,365**	2,200,000	2,394,383
Deferred taxes, net	**11,224,288**	6,807,586	9,678,776
Deferred rent and other charges (income)	**(182,876)**	541,874	(241,155)
Changes in assets and liabilities:			
(Increase) decrease in trade and other receivables	**(3,342,672)**	(3,826,716)	(2,865,441)
(Increase) decrease in inventories	**(6,651,658)**	(4,044,169)	1,189,511
(Increase) decrease in other assets	**2,502,092**	(6,709,943)	3,425,250
Increase (decrease) in accounts payable and accrued liabilities	**10,110,805**	34,822,440	14,283,233
Total adjustments	**75,628,837**	70,116,135	62,051,677
Net cash provided by operating activities	**121,529,891**	111,637,751	88,971,246
Cash Flows From Investing Activities:			
Property and equipment additions	**(162,894,783)**	(115,903,544)	(73,462,974)
Proceeds from sale of property and equipment	—	2,097,870	750,000
Business acquisitions, net of cash acquired	**(27,035,893)**	(161,108,095)	(32,580,607)
Net cash used in investing activities	**(189,930,676)**	(274,913,769)	(105,293,581)
Cash Flows From Financing Activities:			
Proceeds from sale of common stock	—	132,577,316	—
Purchases of common stock for treasury	**(8,417,411)**	(6,734,237)	(76,404)
Proceeds from exercise of stock options	**1,826,816**	7,134,631	3,548,144
Borrowings (payments) under credit line, net	**(49,000,000)**	15,595,886	19,940,037
Borrowings (payments) on Senior Notes and other debt	**148,093,497**	—	—
Dividends paid	**(2,768,997)**	(2,500,387)	(2,167,959)
Net cash provided by financing activities	**89,733,905**	146,073,209	21,243,818
Net Increase (Decrease) in Cash and Equivalents	**21,333,120**	(17,202,809)	4,921,483
Cash and Cash Equivalents at Beginning of Year	**13,878,199**	31,081,008	26,159,525
Cash and Cash Equivalents at End of Year	**$35,211,319**	$13,878,199	$31,081,008

Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	**$8,675,327**	$5,567,196	$10,230,853
Income taxes	**$5,698,821**	$8,689,374	—

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Landry's Restaurants, Inc. (the "Company") owns and operates primarily restaurants under the trade names of Landry's Seafood House, Joe's Crab Shack, The Crab House, Charley's Crab, The Chart House and Saltgrass Steak House. In addition the Company owns and operates domestic and licenses international rainforest themed restaurants under the trade name Rainforest Cafe.

Principles of Consolidation

The accompanying financial statements include the consolidated accounts of Landry's Restaurants, Inc., a Delaware holding company and its wholly and majority owned subsidiaries and partnership.

Revenue Recognition

The Company records revenue from the sale of food, beverage, alcohol, and retail as products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue and recognized as revenue when redeemed by the holder.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due from the Company's credit card processor and receivables from national storage and distribution companies with which we contract to provide services. Transactions between the Company and the national storage and distribution companies do not have an impact on our consolidated statements of income. In connection with these services, certain of our inventory items are conveyed to the storage and distribution companies at cost (including freight and holding charges but without any general overhead costs). These transactions do not impact the consolidated statements of income as there is no profit recognition and no revenue or expenses are recognized in the financial statements since they are without economic substance other than drayage. We reacquire these items, although not obligated to, when subsequently delivered to the restaurants at cost plus the distribution company's contractual mark-up. Also included in accounts receivable is income tax receivables of $9.2 million and $3.1 million in 2003 and 2002, respectively.

Inventories

Inventories consist of food and beverages used in restaurant operations and complementary retail goods and are recorded at the lower of cost or market value as determined by the average cost for food and beverages and by the retail method on the first-in, first-out basis for retail goods. Inventories consisted of the following:

December 31,	**2003**	**2002**
Food and beverage	**$32,458,803**	$29,124,594
Retail goods	**15,313,495**	11,754,781
	$47,772,298	$40,879,375

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.

The Company computes depreciation using the straight-line method. The estimated lives used in computing depreciation are generally as follows: buildings and improvements—5 to 40 years; furniture, fixtures and equipment—5 to 15 years; and leasehold improvements—shorter of 30 years or lease term, including extensions where appropriate.

Interest is capitalized in connection with restaurant construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2003, 2002 and 2001, the Company capitalized interest costs of approximately $2,050,000, $1,959,000 and $2,437,000, respectively.

Restaurant and other properties are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

Pre-Opening Costs

Pre-opening costs are expensed as incurred and include the direct and incremental costs incurred in connection with the commencement of each restaurant's operations, which are substantially comprised of training-related costs.

Development Costs

Certain direct costs are capitalized in conjunction with site selection for planned future restaurants, acquiring restaurant properties and other real estate development projects. Direct and certain related indirect costs of the construction department, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over the life of the related building and leasehold interest. Costs related to abandoned site selections, projects, and general site selection costs which cannot be identified with specific restaurants are charged to operations.

Advertising

Advertising costs are expensed as incurred during such year. Advertising expenses were $34 million, $32 million and $22 million in 2003, 2002 and 2001, respectively.

Goodwill

Goodwill is not amortized, but instead tested for impairment at least annually. Other intangible assets are amortized over the life of the related agreement. These amounts are included in goodwill and other assets in the accompanying consolidated balance sheets, respectively.

Financial Instruments

The Company utilizes interest rate swap agreements to manage its exposure to interest rate risk. The Company's interest rate swap agreements qualify as fair value hedges. As such, the gains or losses on the swaps are offset by corresponding gains or losses on the related debt.

Earnings Per Share and Stock Option Accounting

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock. For purposes of this calculation, outstanding stock options are considered common stock equivalents using the treasury stock method, and are the only such equivalents outstanding.

The Company follows the intrinsic value method of accounting for stock options, and as such does not record compensation expense related to amounts outstanding.

Cash Flow Reporting

For purposes of the consolidated financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Segment Reporting

As of December 31, 2003, the Company operated 286 casual full-service dining restaurants which are a part of a single operating segment. The restaurants operate principally in the United States and provide similar products to similar customers. The restaurants generally possess similar pricing structures resulting in the potential for similar long-term expected financial performance characteristics. Revenues are from the sale of food, beverages and complementary retail items.

The Specialty Growth Division is primarily engaged in operating complementary entertainment and hospitality activities, such as miscellaneous beverage carts and various kiosks, amusement rides and games and some associated limited room and service hotel and motel type properties, generally at locations in conjunction with our core restaurant operations. The total assets, revenues, and operating profits of these complementary "specialty" business activities are considered not material to the overall business (yet complementary nevertheless) and below the threshold of a separate reportable business segment under SFAS No. 131.

The Company is in the business of operating restaurants and the above-mentioned complementary activities. The Company does not engage in real estate operations other than those associated with the ownership and operation / management of its business. The Company owns a fee interest (own the land and building) in a number of properties underlying its businesses, but it does not engage in real estate sales or real estate management in any significant fashion or format. The Chief Executive Officer, who is responsible for the Company's operations, reviews and evaluates both core and non-core business activities and results, and determines financial and management resource allocations and investments for both business activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and services.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities" in January 2003. This interpretation provides guidance on the identification of, and financial reporting for, variable interest entities. Variable interest entities are entities that lack the characteristics of a controlling financial interest or lack sufficient equity to finance its activities without additional subordinated financial support. FIN 46 requires a company to consolidate a variable interest entity if that company is obligated to absorb the majority of the entity's expected losses or entitled to receive the majority of the entity's residual returns, or both. The Company does not believe that FIN 46 will have a material impact on the Company's consolidated financial statements.

2. ACQUISITIONS

In February 2002, the Company acquired C.A. Muer, Inc., the owner and operator of 15 seafood restaurants ("Muer Acquisition"), in a stock purchase transaction for approximately $28.5 million. In August 2002, the Company acquired, in an asset purchase transaction, 27 Chart House seafood restaurants located primarily on the East and West Coasts of the United States from Angelo and Maxie's, Inc. for approximately $45.5 million, as well as assumption of selected trade payable related liabilities. Both of these acquisitions included plans for the redevelopment of 10 additional lower profitability restaurants, also then acquired, into Joe's Crab Shack restaurants, as well as the sale or disposal of six acquired but non-strategic locations. In October 2002, the Company acquired 27 Saltgrass Steak House restaurants in a stock purchase transaction for approximately $73.0 million which included a $20 million promissory note issued to the seller. The Saltgrass acquisition provides for future contingent payments based on the financial performance of the acquired restaurants and a limited number of future restaurants. As such contingency payments have not been earned, no amounts have been accrued. Any related incentive payment is expected to require financial performance of the acquired business to be well in excess of historical financial performance. The acquisitions noted above are accounted for under SFAS 141 and results of operations are included in the accompanying financial statements from the date of acquisition. The assets acquired and liabilities assumed of the acquired businesses were recorded at estimated fair values using relevant comparables, appraisals, and records.

A summary of the assets acquired and liabilities assumed in the acquisitions follows (in 000's):

	Muer	Chart House	Saltgrass
Estimated fair value of assets acquired	$45,431	$57,385	$83,524
Liabilities assumed	(16,883)	(5,945)	(10,063)
Allocated purchase price	28,548	51,440	73,461
Less cash acquired and seller note	(895)	(163)	(21,200)
Net cash paid	$27,653	$51,277	$52,261

As a result of the acquisitions, the Company has recorded acquisition integration costs for the estimated incremental costs to exit and consolidate activities at various locations, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of the acquired business with the Company. Accounting principles generally accepted in the United States provide that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price. Acquisition integration for the 2002 acquisitions aggregated $6.9 million of which most liabilities were paid in 2002.

During 2003, the Company made several individual property acquisitions that aggregated $27 million, plus $11.4 million of assumed debt, and included $5.1 million of Goodwill additions.

3. PROPERTY AND EQUIPMENT AND OTHER ASSETS

Property and equipment is comprised of the following:

December 31,	2003	2002
Land	**$170,163,593**	$138,379,047
Buildings and improvements	**222,903,558**	195,445,593
Furniture, fixtures & equipment	**234,372,485**	179,119,008
Leasehold improvements	**498,030,942**	398,384,738
Construction in progress	**64,349,939**	86,968,286
	1,189,820,517	998,296,672
Less–accumulated depreciation	**(224,245,526)**	(167,366,541)
Property and equipment, net	**$965,574,991**	$830,930,131

The Company continually evaluates unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on the existing and anticipated future economic outlook for such properties in their respective market areas. As a result, the Company recorded asset impairment depreciation charges of approximately $13,100,000, $2,200,000, and $2,394,000 in 2003, 2002 and 2001, respectively, representing the difference between the estimated fair value and carrying value for those restaurant properties. Asset impairment expense of $13,100,000 relating to six underperorming and three closed restaurants was included in the 2003 amount, and $2,200,000 was included for 2002. Included in the 2003 amounts were four Landry's division, three Joe's Crab Shack, and two Crab House restaurants. The Company expects that asset impairment charges for 2004, if any, would be significantly less than amounts recorded in 2003.

The significant increase in impairment charges in fiscal 2003, resulted from 2003 sales declines in these restaurants, additional further deterioration in the specific restaurant's profitability, perceived 2003 deterioration of the market area and/or specific location, and management's 2003 downward revised outlook for further opportunity and/or improvement of forecasted sales and profitability trends for such specific property. Assets that were impaired are primarily leasehold improvements and to a lesser extent equipment. The following is a summary of related charges and expenses:

Year Ended December 31,	2003	2002	2001
Asset Impairment	**$13,100,000**	$2,200,000	$2,394,000
Accrued Estimated Lease Termination Payments	**1,300,000**	—	—
Estimated Severance Costs	—	—	—
	$14,400,000	$2,200,000	$2,394,000

The Company considers the asset impairment expense as additional depreciation and amortization, although shown as a separate line item in the Consolidated Income Statements. Estimated fair values of impaired properties are based on comparable valuations, cash flows and management judgement.

Other current assets are comprised of the following:

December 31,	2003	2002
Prepaid expenses	**$3,490,137**	$4,439,300
Assets held for sale (expected to be sold within one year)	**3,384,925**	3,585,925
Marketable securities	—	2,752,979
Deposits	**615,321**	995,812
	$7,490,383	$11,774,016

Other expense (income) for 2003 is primarily expenses related to abandoned development projects. Other income during 2002 includes additional income of $1,100,000 from a settlement from a vendor and $875,000 in unrealized gains on marketable securities classified as trading offset by a loss of $1,500,000 on marketable securities and other assets held for sale.

4. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

December 31,	2003	2002
Payroll and related costs	**$15,533,279**	$14,708,991
Rent, insurance and taxes, other than payroll and income taxes	**37,028,881**	36,628,732
Deferred revenue (gift certificates)	**10,455,869**	9,085,304
Other	**11,494,612**	13,814,543
	$74,512,641	$74,237,570

5. DEBT

On October 1, 2003, the Company issued notes totaling $150.0 million through a private placement of debt (the "Senior Notes"). Proceeds from the Senior Notes were used to pay down amounts outstanding under the bank promissory notes and the bank syndicate credit facility. The debt offering consisted of four equal series of notes in the amount of $37.5 million, quarterly interest of 5.47%, 5.84%, 6.05% and 6.44%, with an average rate of 5.95%, and maturities on October 1, 2009, 2010, 2011 and 2013.

Long-term debt is comprised of the following:

Year Ended December 31,	**2003**	2002
$200.0 million Bank syndicate credit facility, LIBOR + 1.875%, interest only, due October 2007	**$122,000,000**	—
$150.0 million Senior Notes, average 5.95%, interest only, maturities ranging from October 2009 to October 2013	**150,000,000**	—
$20.0 million seller note, 5.5% interest, quarterly principal and interest payments of $653,386, due 2009	**18,055,321**	19,621,614
$220.0 million Bank syndicate credit facility, LIBOR + 2.5%, interest only, due July 2004	—	171,000,000
Non-recourse long-term note payable, 9.39% interest, principal and interest aggregate $101,762 monthly, due May 2010	**11,318,664**	—
Other long-term notes payable with various interest rates, principal and interest paid monthly	**325,110**	565,412
Total Debt	**301,699,095**	191,187,026
Less current portion	**(1,963,189)**	(1,783,427)
Long-term portion	**$299,735,906**	$189,403,599

In connection with the Senior Notes, the Company entered into two interest swap agreements with the objective of reducing its exposure to interest rate risk and lowering interest expense. The agreements were effective beginning October 7, 2003 with maturity dates of six years and seven years for an aggregate notional amount of $75 million and interest at LIBOR plus 1.71%. The Company's interest rate swap agreements qualify as fair value hedges and meet the criteria for the "short cut method" under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On October 14, 2003, the Company entered into the Second Amended and Restated Credit Agreement (the "Bank Credit Facility") whereby the existing bank credit facility was amended and extended to a four-year $200.0 million revolving credit facility. The Bank Credit Facility provides the ability to add an additional $25.0 million of capacity within the facility and other permitted indebtedness. Interest on the Bank Credit Facility is payable monthly or quarterly at LIBOR or the bank's base rate plus a financing spread. The Company's financing spread is presently 1.875% for LIBOR, and 0.375% for base rate borrowings, and may be decreased or increased by 25 basis points as the Company's leverage ratio decreases or increases over predetermined ratios. The Bank Credit Facility and Senior Notes are secured by stock of subsidiaries, governed by certain financial covenants, including maximum leverage ratio, maximum indebtedness, net worth, and fixed charge coverage ratio tests. The Bank Credit Facility additionally provides for limitations on annual capital expenditures to prescribed amounts, maximum annual cash dividends and limitations on repurchases of common stock. As of December 31, 2003, the Company had $10,000,000 in trade letters of credit. As of January 30, 2004, the Company had approximately $38 million available under the existing credit facilities for expansion and working capital purposes.

In connection with the Saltgrass Steak House acquisition in October 2002, the Company financed a portion of the acquisition with a $20 million, 7 year, 5.5% note to the former owner of Saltgrass Steak House. Principal payments under the promissory note aggregate $1,654,000 in 2004, $1,747,000 in 2005, $1,845,000 in 2006, $1,949,000 in 2007, $2,058,000 in 2008 and $8,802,000 thereafter (through 2009).

The Company assumed an $11.4 million, 9.39% non-recourse, long-term mortgage note payable, due May 2010, in connection with an asset purchase in March 2003. Principal and interest payments aggregate $102,000 monthly.

Interest expense (income), net includes the following:

Year Ended December 31,	**2003**	**2002**	**2001**
Interest expense	**$9,634,872**	$5,133,219	$9,685,201
Interest income	**(73,390)**	(136,197)	(282,850)
	$9,561,482	$4,997,022	$9,402,351

6. INCOME TAXES

An analysis of the provision for income taxes for the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	**2002**	**2001**
Tax Provision:			
Current income taxes	**$267,491**	$9,939,230	$3,266,954
Deferred income taxes	**11,224,287**	8,715,408	8,828,776
Total provision	**$11,491,778**	$18,654,638	$12,095,730

The Company's effective tax rate, for the years ended December 31, 2003, 2002, & 2001, differs from the federal statutory rate as follows:

	2003	**2002**	**2001**
Statutory rate	**35.0%**	35.0%	35.0%
FICA tax credit	**(9.1)**	(6.6)	(7.3)
State income tax, net of federal tax benefit	**4.1**	1.2	0.6
Recognition of tax carryforward assets and other tax attributes	**(9.7)**	—	—
Other	**(0.3)**	1.4	2.7
	20.0%	31.0%	31.0%

The Company's actual cash payments for annual income taxes due are currently lower than the financial accrual rate due to significant differences between book and tax accounting and tax credit and loss carryforwards.

Deferred income tax assets and liabilities as of December 31 are comprised of the following:

Year Ended December 31,	**2003**	**2002**
Deferred Income Taxes:		
Current assets—accruals and other	**$6,858,000**	$6,228,000
Non-current assets:		
AMT credit, FICA credit carryforwards, and other	**$27,122,000**	$21,128,000
Net operating loss carryforwards	**28,951,000**	28,633,000
Valuation allowance for carryforwards	**(26,236,000)**	(28,239,000)
Non-current deferred tax asset	**29,837,000**	21,522,000
Non-current liabilities — property and other	**(53,232,000)**	(33,063,000)
Net non-current tax asset (liability)	**$(23,395,000)**	$(11,541,000)
Total net deferred tax asset (liability)	**$(16,537,000)**	$(5,313,000)

At December 31, 2003 and 2002, the Company had operating loss carryovers for Federal Income Tax purposes of $77.0 million and $73.3 million respectively, which expire in 2009 through 2023. These operating loss carryovers, and certain other deductible temporary differences, are related to the acquisitions of Rainforest Cafe and Saltgrass Steak House, and their utilization is subject to an annual limitation. Because of this limitation, the Company established a valuation allowance to the extent it is more likely than not that these tax benefits will not be realized. In 2003, a reduction of the valuation allowance and deferred tax liabilities aggregating $6.3 million was recorded attributable to tax benefits deemed realizable and reduced accruals. The valuation allowance was reduced due to the strong 2003 and future forecasted profitability of the Rainforest Café restaurants, 2003 completion of a successful transition from a tax-loss incurring stand-alone public company to a highly profitable and taxable income producing wholly-owned subsidiary of Landry's, coupled with the approaching end specific recognition limitations on allowable deductions and tax assets and the 2003 resolution of certain tax issues, which caused management to believe that a portion of the deferred tax assets previously reserved would more likely than not be realized and accruals reduced.

The Company has general business tax credit carryovers and minimum tax credit carryovers of $21.3 million and $7.4 million, respectively. The general business tax credit carryover includes $1.5 million from Saltgrass which is fully reserved, and the minimum tax credit carryover includes $2.4 million from Rainforest which is fully reserved. The general business credit carryovers expire in 2009 through 2023 while the minimum tax credit carryovers have no expiration date. The use of these credits is limited if the Company is subject to the alternative minimum tax. The Company believes it is more likely than not that it will generate sufficient income in future years to utilize the non-reserved credits.

The Internal Revenue Service (IRS) has examined the Company's Federal Income Tax Returns and certain pre-acquisition returns for Rainforest Cafe for years 1997 through 2000. The fieldwork for the examination was completed without adjustment.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into lease commitments for restaurant facilities as well as certain fixtures, equipment and leasehold improvements. Under most of the facility lease agreements, the Company pays taxes, insurance and maintenance costs in addition to the rent payments. Certain facility leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum amount. Rental expense under operating leases was approximately $54.1 million, $42.9 million and $40.6 million, during the years ended December 31, 2003, 2002, and 2001, respectively. Percentage rent included in rent expense was $12.1 million, $10.1 million, and $10.3 million, for 2003, 2002 and 2001, respectively.

In 2001, the Company entered into a $15.3 million equipment operating lease agreement. The lease expires in 2011. The Company guarantees a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. The Company may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. The Company believes that the equipment's fair value is sufficient that no amounts will be due under the residual value guarantee.

In 2002, the Company entered into a $6.9 million equipment operating lease agreement. The lease expires in 2012. The Company guarantees a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. The Company may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. The Company believes that the equipment's fair value is sufficient that no amounts will be due under the residual value guarantee.

In connection with substantially all of the Rainforest Cafe leases, amounts are provided for tenant inducements, rent abatements, and scheduled increases in rent. Such amounts are recorded as other long-term liabilities on the Company's consolidated balance sheet, and amortized or accrued as an adjustment to rent expense, included in other restaurant operating expenses, on a straight-line basis over the lease term.

The aggregate amounts of minimum operating lease commitments maturing in each of the five years and thereafter subsequent to December 31, 2003, are as follows:

2004	$44,927,000
2005	44,368,000
2006	41,100,000
2007	38,438,000
2008	33,600,000
Thereafter	279,319,000
Total minimum rentals	$481,752,000

Building Commitments

As of December 31, 2003, the Company had future development, land purchases and construction commitments expected to be expended within the next twelve months of approximately $17.2 million, including completion of construction on certain new restaurants. In 2001, the Company entered into an agreement to construct and operate a convention center in the City of Galveston,

Texas. The Galveston convention center construction costs will be funded by governmental agency bonds issued by the City of Galveston and serviced by certain hotel occupancy taxes. In connection with the convention center development and related management contract, the Company is to guarantee certain construction cost overruns and operating losses, if any, subject to certain rights of reimbursement. Under the agreements, the Company will have the rights to one-half of any profits generated by the operation of the convention center.

In 2003, the Company purchased from the City of Galveston the Flagship Hotel and Pier, subject to an existing lease. Under this agreement, upon termination of the existing lease, the Company has committed to spend an additional $15 million to transform the hotel and pier into a 19th century style Inn and entertainment complex complete with rides and carnival type games. The property is currently occupied by a tenant.

During November 2003, the Company purchased two casual Italian restaurants. Under the purchase agreement, the Company is committed to building an additional five casual Italian restaurants over the next 5 years, or make certain payments in lieu of development. In conjunction with the agreement to develop additional restaurants, the seller agrees to provide consulting services to ensure the consistency and the quality of the food and service are maintained through this transition period. The Company also has a commitment to build an additional 12 new Saltgrass restaurants within five years. To date, five restaurants have either opened or are under construction.

Loan Guarantee

Rainforest Cafe, a wholly-owned subsidiary of the Company, has guaranteed the borrowings of one of its foreign affiliates in which the Company owns a 20% interest. As a result of a settlement with the foreign affiliate during 2003, we remain subject to a pre-existing obligation as guarantor of the affiliate's loan up to $1,400,000. However, Rainforest Cafe's proportional share of the remaining outstanding loan balance is approximately $300,000.

Litigation and Claims

In January 2002, Rainforest Cafe, Inc., our wholly-owned subsidiary, was sued by EklecCo, L.L.C., in the Supreme Court of the State of New York in Onondaga County. EklecCo is seeking damages and costs as a result of Rainforest Cafe's alleged breach of a restaurant lease entered into in 1996 for a Rainforest Cafe unit formerly located in the Palisades Mall. Rainforest Cafe believes that it has no liability for damages beyond the personal property located in the premises at the time it vacated the premises. Rainforest Cafe is defending this case vigorously. Because the case is in its early stages, the financial impact to the Company, if any, cannot be predicted.

On July 31, 2002, and subsequently amended, a purported collective action lawsuit against the Company entitled Meaghan Bollenberg, et. al. v. Landry's Restaurants, Inc. was filed in the United States District Court for the Northern District of Illinois and subsequently moved to a Court in the Southern District of Texas. The lawsuit was filed by six plaintiffs who were servers on behalf of themselves and others similarly situated. The lawsuit alleges that the Company violated certain minimum wage laws under the federal Fair Labor Standards Act and seeks damages and costs. The Company is vigorously defending this litigation. Because the case is in its early stages, the financial impact to the Company, if any, cannot be predicted.

Former shareholders of approximately 4.4 million shares of Rainforest Cafe, Inc. dissented to the merger between the Company and Rainforest Cafe, seeking an amount in excess of the $3.25 per share paid in the merger. An appraisal proceeding was held before a Minnesota District Court Judge in early January 2003. The appraisal trial ended with a ruling in the Company's favor. In July 2003, the ruling was appealed by the dissenters. The appeal hearing was held and a ruling is expected by April 2004.

General Litigation

The Company is subject to other legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. STOCKHOLDERS' EQUITY

In April 2002, the Company completed a public offering of 5,297,500 shares of the Company's common stock. Net proceeds of the offering to the Company were approximately $132.6 million and were used to repay outstanding borrowings.

In October 2002, the Company's board of directors authorized a $50.0 million open market stock buy back program. In September 2003, the Company authorized an additional open market stock repurchase program for $60.0 million.

In connection with the Company's stock buy back programs, the Company repurchased into treasury approximately 469,000, 305,000 and 3,500 shares of common stock for approximately $8.4 million, $6.7 million and $0.1 million, in 2003, 2002, and 2001, respectively.

Commencing in 2000, the Company began to pay an annual $0.10 per share dividend, declared and paid in quarterly installments of $0.025 per share.

A reconciliation of the amounts used to compute net income per common share—diluted is as follows:

Year Ended December 31,	2003	2002	2001
Net Income	$45,901,054	$41,521,616	$26,919,569
Weighted average common shares outstanding	27,600,000	25,900,000	21,750,000
Dilutive common stock equivalents–stock options	725,000	1,000,000	785,000
Weighted average common and common equivalent shares outstanding–diluted	28,325,000	26,900,000	22,535,000
Net income per share—diluted	$1.62	$1.54	$1.19

Options to purchase approximately 200,000 shares in 2001 have been excluded from the calculation of diluted earnings per share as they were anti-dilutive.

The Company maintains two stock option plans, which were originally adopted in 1993, (the Stock Option Plans), as amended, pursuant to which options may be granted to eligible employees and non-employee directors of the Company or its subsidiaries for the purchase of an aggregate of 2,750,000 shares of common stock of the Company. The Stock Option Plans are administered by the Stock Option Committee of the Board of Directors (the Committee), which determines at its discretion, the number of shares subject to each option granted and the related purchase price, vesting and option periods. The Committee may grant either non-qualified stock options or incentive stock options, as defined by the Internal Revenue Code of 1986, as amended.

The Company also maintains the 1995 Flexible Incentive Plan, which was adopted in 1995, (Flex Plan), as amended, for key employees of the Company. Under the Flex Plan eligible employees may receive stock options, stock appreciation rights, restricted stock, performance awards, performance stock and other awards, as defined by the Board of Directors or an appointed committee. The aggregate number of shares of common stock which may be issued under the Flex Plan (or with respect to which awards may be granted) may not exceed 2,000,000 shares.

In June 2003, the Company established an equity incentive plan pursuant to which stock options or restricted stock of the Company may be granted to eligible employees of the Company for an aggregate of 700,000 shares of common stock of the Company. The Compensation Committee of the Board of Directors determines the number of shares, prices, and vesting schedule of individual grants. In addition, the Company will issue pursuant to an employment agreement, over its five year term, 500,000 shares of restricted stock, with a 10 year vest from grant date, and a minimum of 800,000 stock options. In August 2003, 100,000 restricted common shares were issued subject to vesting on the tenth anniversary. The unamortized balance of non-vested restricted common stock grants is reflected as deferred compensation included in stockholders' equity and the related expense is amortized over the vesting periods.

In March 2003, the Company established the 2002 Employee/Rainforest Conversion Plan pursuant to which stock options of the Company may be granted to employees, non-employee directors and consultants of the Company for up to an aggregate of 2,162,500 shares of Common Stock of the Company. The Compensation Committee of the Board of Directors determines the number of shares, prices and vesting schedule of individual grants.

The table below illustrates the effect on net income and earnings per share if compensation costs for the Company had been determined using the alternative accounting method based on the fair value prescribed by SFAS No. 123.

Year Ended December 31,	2003	2002	2001
Net income, as reported	**45,900,000**	$41,500,000	$26,900,000
Less: stock based compensation expense using fair value method, net of tax	**(2,100,000)**	(1,800,000)	(1,500,000)
Pro forma net income	**$43,800,000**	$39,700,000	$25,400,000
Earnings per share			
Basic, as reported	**$1.66**	$1.60	$1.24
Basic, pro forma	**$1.59**	$1.53	$1.17
Diluted, as reported	**$1.62**	$1.54	$1.19
Diluted, pro forma	**$1.55**	$1.48	$1.13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model; amortization over the respective vesting periods; expected lives of 6 years; expected stock price volatility of approximately 40% and an interest rate of approximately 6% in 2001, and 2.9% in 2002. The weighted average fair value per share of options granted during 2002 and 2001 was $7.83, and $5.82, respectively. Options for 16,000 shares were granted in 2003 and were not deemed material for the above calculations.

In connection with the acquisition of Rainforest Cafe, the Company issued approximately 500,000 vested stock options to employees of Rainforest Cafe as replacement for existing options outstanding at the date of the merger, as required by the merger agreement. The fair value of these options was included in the purchase price of Rainforest Cafe.

At December 31, 2003, options for 2,410,874 shares were outstanding at prices ranging from $6.00 to $20.60 per share. As of December 31, 2003 all options have been granted at the stock price on the grant date and are generally exercisable beginning one year from the date of grant with annual vesting periods over three to five years.

Year Ended December 31,	2003		2002		2001	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Options outstanding, beginning of year	2,694,470	$11.57	3,040,926	$9.93	3,169,803	$9.92
Granted	16,000	$20.26	464,135	$17.71	623,500	$9.83
Exercised	(251,196)	$7.28	(782,514)	$9.12	(501,523)	$7.05
Terminated	(48,400)	$14.36	(28,077)	$13.55	(250,854)	$10.67
Options outstanding, end of year	2,410,874	$11.97	2,694,470	$11.57	3,040,926	$9.93
Options exercisable, end of year	1,902,274	$11.82	1,726,368	$10.33	1,831,694	$10.99

The following table provides certain information with respect to stock options outstanding as of December 31, 2003:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life Outstanding
< $9.00	994,360	$7.59	6.3
$9.00 - $13.50	783,627	$12.84	3.4
$13.50 - $20.25	622,887	$17.73	8.0
> $20.25	10,000	$20.60	9.8
	2,410,874	$11.97	5.8

The following table provides certain information with respect to stock options exercisable at December 31, 2003:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
< $9.00	737,260	$7.45
$9.00 - $13.50	778,627	$12.84
$13.50 - $20.25	386,387	$18.24
	1,902,274	$11.82

9. CERTAIN TRANSACTIONS

In 1996, the Company entered into a Consulting Service Agreement (the "Agreement") with Fertitta Hospitality, LLC ("Fertitta Hospitality"), which is jointly owned by the Chairman and Chief Executive Officer of the Company and his wife. Pursuant to the Agreement, the Company provided to Fertitta Hospitality management and administrative services. In 2003, a new agreement was signed ("Management Agreement"). Under the Agreement, the Company received a fee of $2,500 per month plus the reimbursement of all out-of-pocket expenses and such additional compensation as agreed upon. Pursuant to the Management Agreement, the Company receives a monthly fee of $7,500 plus reimbursement of expenses. The Management Agreement provides for a renewable three-year term.

In 1999, the Company entered into a ground lease with 610 Loop Venture, LLC, a company wholly owned by the Chairman and Chief Executive Officer of the Company, on land owned by the Company adjacent to the Company's corporate headquarters. Under the terms of the ground lease, 610 Loop Venture pays the Company base rent of $12,000 per month plus pro-rata real property taxes and insurance. 610 Loop Venture also has the option to purchase certain property based upon a contractual agreement.

In 2002, the Company entered into an $8,000 per month, 20 year, with option renewals, ground lease agreement with Fertitta Hospitality for a new Rainforest Cafe on prime waterfront land in Galveston, Texas. The annual rent is equal to the greater of the base rent or percentage rent up to six percent, plus taxes and insurance. In 2003, the Company paid base and percentage rent aggregating $602,000.

As permitted by the employment contract between the Company and the Chief Executive Officer, charitable contributions were made by the Company to a charitable Foundation that the Chief Executive Officer served as Trustee in the amount of $170,000 and $197,720 in 2003 and 2002, respectively. The contribution was made in addition to the normal salary and bonus permitted under the employment contract.

The Company, on a routine basis, holds or hosts promotional events, training seminars and conferences for its personnel. In connection therewith, the Company incurred in 2003 and 2002 expenses in the amount of $138,000 and $229,746, respectively, at resort hotel properties owned by the Company's Chief Executive Officer and managed by the Company.

The Company and Fertitta Hospitality jointly sponsored events and promotional activities in 2003 and 2002 which resulted in shared costs and use of Company personnel or Fertitta Hospitality employees and assets.

The foregoing agreements were entered into between related parties and were not the result of arm's-length negotiations. Accordingly, the terms of the transactions may have been more or less favorable to the Company than might have been obtained from unaffiliated third parties.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly consolidated results of operations (in thousands, except per share data).

Quarter Ended: **2003**	March 31	June 30	September 30	December 31
Revenues	$249,582	$299,890	$302,162	$254,121
Cost of Revenues	$73,322	$87,447	$88,168	$72,846
Operating income	$13,979	$27,150	$29,546	$(2,258)
Net income	$8,121	$16,906	$18,382	$2,492
Net income per share (basic)	$0.29	$0.61	$0.67	$0.09
Net income per share (diluted)	$0.29	$0.60	$0.65	$0.09

Quarter Ended: **2002**	March 31	June 30	September 30	December 31
Revenues	$192,170	$231,938	$241,072	$229,615
Cost of Revenues	$55,401	$66,443	$68,995	$67,106
Operating income	$10,888	$21,115	$23,354	$8,930
Net income	$6,183	$15,045	$15,717	$4,577
Net income per share (basic)	$0.28	$0.58	$0.57	$0.17
Net income per share (diluted)	$0.27	$0.56	$0.55	$0.16

CORPORATE INFORMATION

Stock Information
The Company's common stock is traded on the New York Stock Exchange under the symbol "LNY".

Corporate Offices
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027
Phone: (713) 850-1010
Fax: (713) 386-7707
www.landrysrestaurants.com

The Company
Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates full-service casual dining restaurants under the names of Joe's Crab Shack, Rainforest Cafe, Landry's Seafood House, Willie G's Seafood & Steak House, Saltgrass Steak House, Chart House, Charley's Crab, Kemah Boardwalk, The Crab House, Aquarium, Cadillac Mexican Restaurant and others in 36 states and five international countries. The Company operates a total of 286 full-service restaurants with approximately 25,000 employees.

Transfer Agent
American Stock Transfer
New York, New York

10K Availability
The Company will furnish to any stockholder, without charge, a copy of the Company's annual report filed with the Securities and Exchange Commission on Form 10-K for 2002 upon written request from the stockholder addressed to:

MR. PAUL S. WEST
Executive Vice President and
Chief Financial Officer
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

In Memorium
James E. Masucci
Served on the Board 1993 – 2003



Holiday Inn Galveston, TX


JOE'S
CRAB SHACK
SEAFOOD WITH AN ATTITUDE!
Joe's Crab Shack Houston, TX


LANDRY'S
THE WAIT IS OVER NOW OPEN
Landry's Seafood House
El Paso, TX


Brenner's Steak House
Houston, TX


Joe's Crab Shack Orlando, FL


Chart House Annapolis


Downtown Aquarium
Houston, TX


The Crab House
Miami, FL


Landry's New Orleans, LA


Capt. Crab's Fort Lauderdale, FL

Landry's

RESTAURANTS, INC.

510 West Loop South • Houston, Texas 77027

www.landrysrestaurants.com